
December 23, 2010

Justin Chen
Tongjitang Chinese Medicines Company
5th Floor, Block B, Nanshan Medical Device Park
1019 Nanhai Avenue, Shekou, Nanshan District
Shenzhen, 518067 Guangdong Province
People's Republic of China

> **Re:** **Tongjitang Chinese Medicines Company**
> **Schedule 13E-3**
> **Filed on November 26, 2010**
> **File No. 005-83729**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Introduction

1. We note your statement that the filing of the Transaction Statement shall not be construed as an admission by any of the filing persons or by any affiliate of a filing person, that Tongjitang is "controlled" by any other filing person or that any filing person is an "affiliate" of Tongjitang within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act. The identification of a filing person on the Schedule 13E-3 renders such disclaimer inappropriate. Please revise.

2.   Mr. Wang is the chairman of the board of directors of Tongjitang and he wholly owns
        filing person Hanmax. Therefore, it appears that Mr. Xiaochun Wang is an affiliate
        engaged, directly or indirectly, in the going private transaction. Please revise to include
        him as a filing person and to include all required disclosure. Alternatively, please advise
        us why this is not necessary.

3.   Filer Fosun Industrial is a wholly owned subsidiary of Shanghai Fosun Pharmaceutical
        (Group) Co. Ltd., which is itself 49% owned by Fosun High Technology. Fosun High
        Technology is in turn a wholly owned subsidiary of Fosun International Ltd. which is
        78.2% owned by Fosun Holdings Ltd. which is a holding company with no operations
        and wholly owned by Fosun International Holdings. Each of the Fosun entities is
        controlled by Mr. Guo Guangchung. Tell us why each of these "Fosun entities" and Mr.
        Guo Guangchung are not included as filers on the Schedule 13E-3. Specifically address,
        for each, their involvement in this transaction and their general relationship in the
        management and control of each other Fosun entity, including the one already listed as a
        filer here. With respect to Mr. Guo Guangchung, describe any direct relationship he may
        have with Tongjitang independent of his control of the Fosun entities.

4.   See our last comments above. Please note that each new filing person must individually
        comply with the filing, dissemination and disclosure requirements of Schedule 13E-3.
        Therefore, please revise the disclosure to include all of the information required by
        Schedule 13E-3 and its instructions for any filing person(s) added in response to the
        preceding comment. For example, include a statement as to whether each person
        believes the Rule 13e-3 transaction to be substantively and procedurally fair to
        unaffiliated security holders and an analysis of the material factors upon which they
        relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5
        of Exchange Act Release No. 17719 (April 13, 1981). In this regard, the reasons for the
        transaction and the alternatives considered by these affiliates may be different than those
        of Tongjitang, and this fact should be reflected in the disclosure. Alternatively, and to the
        extent applicable, the affiliate may adopt the analysis and conclusions of another filing
        party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule
        13E-3.

Exhibit 99(a)(1) - General

5.   On page 14, you disclose for the first time that holders of ADSs will not have the right to
        seek appraisal and payment of the fair value of the shares underlying their ADSs, while
        those who hold in direct share form will have the right to do so. This fact should be very
        prominently disclosed throughout the Transaction Statement, including on the cover
        page.

6.   See our last comment above. Provide more detailed instructions regarding how and by
        when ADS holders must convert their ownership into direct share form in order to perfect
        appraisal rights.

Summary Term Sheet – Shareholder Vote Required to Adopt the Merger Agreement, page 2

7.   If the vote in favor of the merger is already assured by virtue of the fact that participants in the transaction own 82.7% of the shares, explain your statement that the vote of other shareholders is "very important to the completion of the merger." If there is any effect under Cayman or Chinese law if you receive the approval of a majority (or some other percentage) of the unaffiliated shareholders, please disclose.

Financing of the Merger, page 4

8.   Briefly describe the conditions set forth in the Facility Agreement upon which the funding under the credit facility is conditioned.

        Interests of Tongjitang's Executive Officers and Directors in the Merger, page 5

9.   Rather than simply noting that conflicts of interest exist, briefly describe the interests of insiders in this transaction while referencing more detailed disclosure later in the Transaction Statement.

Special Factors, page 20

10.   Please move the "Special Factors" section so that it is prominently disclosed in the front of the Transaction Statement. See Exchange Act Rule 13e-3(e)(1)(ii).

Background of the Proposed Merger, page 20

11.   Please revise your disclosure throughout this section to eliminate generic references to discussions or negotiations between the parties; instead, briefly describe the substance of those discussions and negotiations in more detail by identifying the persons involved, who initiated contact, and the conclusions drawn from each meeting. See Item 1005 of Regulation M-A. For example, revise the first paragraph on page 23 to include a more detailed discussion of why the independent committee unanimously resolved to authorize additional discussions with third parties regarding a possible sale of non-core assets, and revise the penultimate paragraph on page 23 to include a more detailed discussion of the "other strategic and financial alternatives" that were discussed at the May 28, 2010 meeting.

12.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Where appropriate, please revise to summarize all the presentations or reports provided during the course of the meetings you have described, including preliminary analyses and

reports. In addition, to the extent not already filed, please file all relevant reports, opinions, or appraisals as exhibits to the Schedule 13E-3.

13.   Please revise to discuss why it appears that throughout what you describe as "extensive negotiations," the independent committee apparently never asked the Buyer Parties to increase the purchase price.

14.   Provide more details concerning the September 21, 2010 sale of the Company's non-core assets and other transactions listed in the fifth paragraph in this section. In particular, describe any involvement of or interest in Company insiders in any of the listed transactions that preceded this proposed merger.

15.   Provide additional details on the Company's attempt to solicit other buyers. For example, in the next section on page 28, you note that Morgan Stanley approached 12 prospective other buyers, including five prospective financial buyers and seven prospective strategic buyers, but was ultimately unsuccessful in identifying a competing transaction. This process and the associated negotiations should be described in reasonable detail.

16.   Expand to discuss the background, from his perspective, of Mr. Xiaochun Wang's proposal to take the Company private when he initiated such discussions with Fosun in January 2010.

17.   See our last comment above. If Mr. Xiaochun Wang approached Fosun in early January 2010 concerning taking Tongjitang private, and the two parties engaged legal representatives by February 2010 and were actively engaged in negotiations of the terms of the proposed merger in the same month, tell us why a Schedule 13D was not filed until April 2010. We may have additional comments.

18.   On page 22, expand to describe the additional information concerning the possible sale of the Company's non-core assets requested and received by the independent committee in May 2010. Describe how that information was analyzed by the committee.

19.   See our last comment above. Note that any reports, opinions or appraisals provided by the financial advisor relating to the sale of the non-core assets would appear to be materially related to this going private transaction, given the timing of the sales and their relationship with the merger. Therefore, such reports should be described in considerable detail in the Transaction Statement and must be filed as exhibits to the Schedule 13E-3. Please revise or advise.

20.   See page 24. Did Company A explain why it withdrew its interest in acquiring the Company? If so, please disclose.

21.   In this section, you describe several new commitment letters for the financing of this proposed transaction received by the parties during the months leading up to the filing of

this Transaction Statement. Revise to briefly explain why the terms of the financing changed so many times during the course of the negotiations.

Reason for the Merger and Recommendation of the Independent Committee and Our Board of Directors, page 27

22.   Your description of the factors considered by the parties to the transaction in assessing its fairness should include a discussion of both those factors weighing in favor of, as well as those weighing against, its substantive and procedural fairness. Please revise this section and the subsequent one discussing the fairness from the perspective of the parties other than Tongjitang to address both positive and negative factors and how they were considered.

23.   Please revise the first bullet point on page 32 to briefly describe the details of Mr. Xiaochun Wang's prior failed proposal to purchase the company. In the "Background" section or where appropriate in the Transaction Statement, more detailed disclosure about such attempt to purchase the Company must be provided, including, when it occurred, the materials terms and structure of the proposal, and why it was not pursued.

24.   On page 32, you state that the "foregoing discussion of information and factors considered by the independent committee and our board of directors is not intended to be exhaustive, but includes a number of the factors considered by the independent committee and our board of directors." We note similar language in the last paragraph on page 34. The quoted language suggests that you have not listed all of the factors considered, discussed and adopted. Please revise to discuss all material factors considered, discussed and adopted, and to remove any implication that the factors listed are incomplete. See Item 1014(b) of Regulation M-A.

25.   Refer to the first paragraph on page 33. The board of directors, rather than the independent committee, must express an opinion on the substantive and procedural fairness of the proposed merger on behalf of the Company. It may adopt both the analysis and conclusion of the independent committee, to the extent the board did not conduct its own analysis. Please revise the expressly adopt the analysis and conclusions of the committee, or to detail the board's own analysis and conclusions with respect to the merger.

Position of the Buyer Parties as to the Fairness of the Proposed Merger, page 33

26.   The discussion on pages 33 through 34 does not appear to address all of the factors described in Instruction 2 to Item 1014, or explain in detail why such factors were not deemed material or relevant. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If the parties have based their conclusion

and analysis regarding fairness on the conclusions and factors analyzed by another party, they must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).

27.   In the fifth bullet point on page 34, you refer to "arm's-length" negotiations. Please delete all references to "arm's-length negotiations." Such references are inappropriate in a going private transaction by affiliates.

Certain Financial Projections, page 35

28.   Please revise to include the financial projections provided to the independent committee and Morgan Stanley. In addition, summarize the material assumptions underlying and limitations on the projections you disclose.

Opinion of the Independent Committee's Financial Advisor, page 35

29.   We note your statement that the summary is qualified in its entirety by reference to the full text of such opinion. We note similar disclosure elsewhere in your document. Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions. Please confirm your understanding.

Historical ADS Price and Volume Performance, page 37

30.   Please revise to explain why Morgan Stanley used volume weighted average closing prices.

Discounted Cash Flow Analysis, page 39

31.   Please disclose the financial projections used for this analysis or include a cross-reference to where the projections appear in the document.

Leveraged Buyout Analysis, page 40

32.   Please revise to explain why Morgan Stanley believed that a leveraged buy-out analysis was significant for determining whether the transaction was fair to unaffiliated shareholders.

Comparable Company Trading Analysis, page 41

33.   Please revise this section and the "Analysis of Selected Precedent Transactions" section to provide expanded disclosure concerning the methodology and criteria used in selecting these companies and transactions. Specifically, disclose whether the criteria were

consistently applied and, if any company or transaction was deliberately excluded, briefly indicate the reasoning behind such exclusion.

Purposes of and Reasons for the Proposed Merger, page 50

34.   Please clarify the reason for each filing person to undertake the going private transaction at this time as opposed to other times in the company's operating history. See Item 1013(c) of Regulation M-A.

35.   Describe the alternatives to this proposed merger considered by each filing person, including possible alternative transaction structures, and explain why each such alternative was not pursued. See Item 1013(b) of Regulation M-A.

36.   As to the affiliated filing persons other than the Company, include the disclosure about the effect of the proposed merger required by Instruction 3 to Item 1013 of Regulation M-A.

Dissenters' Rights, page 76

37.   Please revise the first and second sentences of the first paragraph of this section to remove the implication that the summary is incomplete and does not describe all material appraisal procedures.

Financial Information, page 78

38.   We note that you have incorporated your financial statements by reference, but have not included all of the summarized financial information specified in Item 1010(c) of Regulation M-A in the offering document, as required by Instruction 1 to Item 13 of Schedule 13E-3. For example, but without limitation, you do not appear to have disclosed income per common share from continuing operations (basic and diluted, if applicable), and the ratio of earnings to fixed charges. Please revise to provide all disclosure required by Item 1010(c) of Regulation M-A.

Material U.S. Federal Income Tax Consequences, page 85

39.   On page 85, you state that you have included a general summary of "certain" material United States federal income tax consequences. Please revise to discuss all material federal income taxes and to remove the suggestion that your disclosure is not materially complete. See Item 1004(a)(1)(xii) of Regulation M-A.

40.   Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the Rule 13e-3 filing persons other than the company. See Item 1013(d) of Regulation M-A.

Exhibit 99(c)(2)

41.   We note the apparent disclaimer on page 2 that the Morgan Stanley material is solely for the use and benefit of the independent committee and may not be relied upon by any other person for any purpose. In addition, the Morgan Stanley material may not be disclosed or referred to by the independent committee to any third party or distributed, reproduced or used for any purpose without the prior written consent of Morgan Stanley. We note similar language in Exhibit 99(c)(3). Please disclose in the Transaction Statement, if true, that Morgan Stanley has consented to use of its materials in the document.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

   ·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Evan Jacobson at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call me, at (202) 551-3263. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628

Sincerely,

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (650) 815-2601
         Louis Lehot, Esq.
         Sheppard Mullin Richter & Hampton LLP